[AXA Equitable Life Insurance Company]

                                  July 15, 2008



Sonny Oh, Esq.
Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
100 F Street, NE
Mail Stop 4644
Washington, DC  20549

         RE:     AXA Equitable Life Insurance Company
                 Separate Account No. 49 of AXA Equitable Life Insurance Company Accumulator Plus Annuity Contract
                 Post-Effective Amendment No. 36 to
                 Registration Statement filed on Form N-4 (the "Amendment")
                 File Nos. 811-07659 and 333-64749

Dear Mr. Oh:

         On behalf of AXA Equitable Life Insurance Company ("AXA Equitable" or the "Company"), we respond below to the staff's comments on the above-referenced Amendment. We set forth below each of those specific comments and then provide our response. Unless otherwise noted, the page references refer to the page numbers in the courtesy copy of the Amendment provided to the staff. As requested, we are responding to the comments set forth below before filing a further amendment, and we will respond to the other comments with the filing of that further amendment.

GENERAL
-------

COMMENT 1.

         Please advise the staff as to when the New York version was first offered and provide the filing date and file numbers of the post-effective amendment in which the New York version was introduced. Please also explain to the staff the legal basis for including both a national and New York version of the Accumulator Plus (and if applicable all other Accumulator contracts: File Nos. 333-05593 (Accumulator Core), 333-60730 (Accumulator Elite) and 333-31131 (Accumulator Select)) in separate prospectuses within the same registration statement. The same

Sonny Oh, Esq.
July 15, 2008
Page 2


applies to the other three versions of the Accumulator Plus (and if applicable all other Accumulator contracts: File Nos. 333-05593, 333-60730 and 333-31131) provided in other separate prospectuses within the same registration statement.

RESPONSE 1.

         On June 15, 2006, the Company filed Post-Effective Amendment No. 28 to File No. 333-64749 (Accumulator Plus), pursuant to Rule 485(b) under the Securities Act of 1933, which contained the prospectus for the Company's "Accumulator '06" product for the Accumulator Plus series, with an effective date of July 10, 2006. The Company also filed post-effective amendments to the registration statements for the Core, Elite and Select versions of Accumulator '06 product on or about that date. The Company, in the course of its discussions with the New York Insurance Department, was led to believe that it would not able to gain approval of the Accumulator '06 product in New York, and continued selling the prior, "Accumulator '04" product, in New York from that date forward.

         The Company continued to sell Accumulator '04 in New York until March 31, 2008. On that date, the Company began offering a separate New York version of the Accumulator series contracts pursuant to a supplement to the Accumulator '04 prospectus, which was filed as Post-Effective Amendment No. 32 to File No. 333-64749 (Accumulator Plus), Post-Effective Amendment No. 48 to File No. 333-05593 (Accumulator Core), Post-Effective Amendment No. 25 to File No. 333-60730 (Accumulator Elite) and Post-Effective Amendment No. 37 to File No. 31131 (Accumulator Select), pursuant to Rule 485(a) under the Securities Act of 1933 on October 15, 2007, and amended pursuant to Rule 485(b) on December 26, 2007, in response to comments from the Staff.

         The contents of that supplement were then incorporated into a free-standing New York version of the May 1, 2008 update of the Plus prospectus for the Accumulator '04 product, filed as Post-Effective Amendment No. 35 to File No. 333-64749 (Accumulator Plus), pursuant to Rule 485(b) on April 23, 2008. The Company also filed simultaneous post-effective amendments to the Accumulator Core, Elite and Select registration statements, making similar changes to their 2004 series prospectuses.

         At the time Post-Effective Amendment No. 36 was filed in May, the Company planned to offer a separate version of the Accumulator Series contracts in the state of New York by means of a separate prospectus. However, since that time, the Company has decided not to offer a separate New York version of the contract.

         With regard to the other Accumulator Plus prospectuses contained in Registration Statement 333-64749, those relate to earlier versions of the Accumulator Plus contract, which either are being updated for in-force contract holders, or are being offered only in states that have not yet approved the most current version of the Accumulator Plus contract. This is also true of the Accumulator Core, Elite and Select prospectuses filed in their respective registration

Sonny Oh, Esq.
July 15, 2008
Page 3


statements. We believe that continuing to include these prospectuses in the registration statement is consistent with the staff's position on multiple prospectuses in a single registration statement, as set forth in the November 3, 1995 industry comment letter. That letter recognizes that different prospectuses may be used to describe both an original and an enhanced version of the contract during the period that the insurance company seeks approval for the enhanced version of the contract. In addition, due to the need to continue to update prospectuses for in-force contract holders, prospectuses for those older versions are required to be updated for financial statement and fee table information.

COMMENT 2.

         Please note that missing or bracketed charges in the national version of the prospectus must be filed in a post-effective amendment pursuant to Rule 485(a) under the 1933 Act (e.g., fee table on page 12).

RESPONSE 2.

         The missing and bracketed charges were previously provided to the Staff, and are included in the attached excerpts from the prospectus. The complete prospectus, including all of the missing and bracketed charges, will be filed in a post-effective amendment pursuant to Rule 485(a) under the 1933 Act prior to the Company offering the contract for sale.

COMMENT 3.

         Please disclose to the staff whether there are any types of guarantees or support agreements with third parties relating to the contracts (e.g., guarantees from third parties relating to the company's guarantees under the contract or agreements relating to capitalization of the Company).

RESPONSE 3.

         There are no guarantees or support agreements with third parties to support any of the Company's guarantees relating to the contracts.

COMMENT 7.  FEE TABLE (PAGE 12)

COMMENT 7A.

         The fee table notes that certain optional charges are calculated as a percentage of the "benefit base" or the "GWBL benefit base." Please describe briefly in a footnote what is the relationship, if any, between these bases and account value if the options are purchased on the issue date. Please also note in the footnote the relationship between account value and "daily net assets."

Sonny Oh, Esq.
July 15, 2008
Page 4


RESPONSE 7A.

         We have included the additional disclosure in the footnotes. Please see footnotes numbers 4 and 7 on page 16.

COMMENT 7B.

         Footnote 12 notes that the contractual agreements with the fund's adviser referred to may be terminated earlier than April 30, 2009, if so agreed to by the fund's board. Please clarify whether the earlier termination must be agreed to by a majority of the fund's independent directors.

RESPONSE 7B.

         Due to the addition of certain footnotes to the fee table this is now footnote 17. We have amended the footnote to clarify that earlier termination must be approved by a majority of the fund's independent directors.

COMMENT 7C.

         For the New York version, please clarify what portion of the text relates to footnote 13.

RESPONSE 7C.

         As discussed above in the Response 1, the Company has decided to revise the structure of its New York product in such a way to make it much more similar to the National version of the product. As a result, there is no separate New York prospectus, just a state appendix to the National prospectus. We have checked the footnotes and footnote references in the national prospectus to ensure that they match up correctly.

COMMENT 7D.

         The prospectus notes on page 37 that the Principal guarantee benefit and the GLWB option are not available if the GMIB option is chosen. Please note in a footnote to the fee table any impermissible combination of options.

RESPONSE 7D.

         We have added footnote 6 to the fee table disclosing impermissible combinations of options.

COMMENT 7E.

Sonny Oh, Esq.
July 15, 2008
Page 5


         Please confirm that the example reflects the highest combination of applicable contract charges and, if necessary, revise the introductory narrative accordingly.

RESPONSE 7E.

         We confirm that the example reflects the highest combination of applicable contract charges.

COMMENT 7F.

         Please revise the caption and values in the second column of the example to reflect a period certain of more than 5 years as described in the third paragraph under "The amount applied to purchase an annuity payout option" on page 66.

         Please also include the variation of the withdrawal charge upon annuitization discussed on page 66 in the fuller discussion of the withdrawal charge beginning on page 69 so that the latter disclosure fully explains all variations of the charge.

RESPONSE 7F.

         We have revised the disclosure in the description of the withdrawal charge on p. 69 to include the information regarding variation of the withdrawal charge upon annuitization. However, we believe that it would be inappropriate to revise the second column of the example to reflect a period certain of more than 5 years. While we offer that option, it is less expensive to the owner than the non-life contingent annuity option with less than 5 years that we currently disclose. It is our understanding that we are required to disclose the option under which the owner would pay the highest charges, which is the non-life contingent annuity option with less than 5 years.

COMMENT 7G.

         The prospectus notes that the example assumes a contract that has elected the GMIB "with Annual Ratchet to age 85." Neither the fee table nor the description of this option in the Charges section on page 56 make any mention of this ratchet. Please revise the prospectus to clarify the reference to the ratchet.

RESPONSE 7G.

         The reference to the GMIB "with Annual Ratchet to age 85" was contained only in the New York version of the prospectus. We believe that the disclosure in the National version of the prospectus is clear with regard to the Annual Ratchet to age 85.

COMMENT 10.  CREDITS (PAGE 34)

Sonny Oh, Esq.
July 15, 2008
Page 6


COMMENT 10A.

         Please disclose that the Company expects to make a profit from the higher charges associated with the credit and that there may be situations in which an owner may be worse off for having the credit and include examples.

RESPONSE 10A.

         We have added the requested disclosure to the prospectus, including examples. Please see pp. 34 and 35.

COMMENT 10B.

         Please also confirm that appropriate exemptive relief has been obtained for the recovery of the credit in all instances described and provide appropriate cites.

RESPONSE 10B.

         AXA Equitable Life Insurance received an order granting exemptive relief for the recovery of credits under certain contracts. (In the Matter of AXA Equitable Life Insurance, et al, (812-13243), Investment Company Act Release No. 27447, August 18, 2006.)

COMMENT 10C.

         Please reconcile the bullet item disclosure in the national version under "No indication of intent:" on page 34 with the corresponding bullet item disclosure in the New York version on page 32.

RESPONSE 10C.

         As noted in our response to Comment 1 above, the Company will not be using a separate New York version of the prospectus. However, the disclosure in these two sections differed because New York does not permit the letter of intent approach. As a result, in the national prospectus, the disclosure in the bullet points that begin with "Indication of intent" is not present in the New York prospectus. As the "No indication of intent" approach is the only one available in New York, we did not believe it necessary to label it as such. However, the disclosure in the New York prospectus was consistent with the disclosure in the national prospectus under "No indication of intent". The New York prospectus did not include the reference to whether a feature is available in the contractholder's state, because the New York prospectus was designed to be used only in a single state.

COMMENT 10D.

Sonny Oh, Esq.
July 15, 2008
Page 7


         The prospectus states that credits are not considered to be contributions "for purposes of any discussion in the Prospectus." Please clarify in this section whether the credits are added to account value for purposes of assessing charges.

RESPONSE 10D.

         We have revised the disclosure on p. 34 to clarify that the credits are only included in the account value for purposes of assessing charges if the benefit bases ratchet.

COMMENT 14.  CHARGES AND EXPENSES (PAGE 68)

COMMENT 14A.

         Please incorporate the disclosure provided in footnotes 2 and 9 to the Fee table beginning on page 12 as well as disclosure regarding the net loan interest charge into the disclosure provided under "Charges and expenses" on page 68.

RESPONSE 14A.

         We have revised the disclosure to incorporate the language from the footnotes to the fee table for the fees that did not already include it. We have also revised the disclosure of the Guaranteed minimum death benefit charge by consolidating the information regarding pro rata treatment of fees by adding a new subheading ("When we deduct these charges") to clarify that that disclosure relates to all varieties of the Guaranteed minimum death benefit charge on p.
71. We believe that the other fees that receive pro rata treatment already contain the information contained in footnotes 2 or 9, as appropriate. We have also added a "Net loan interest charge section to the prospectus on p. 72.

COMMENT 14B.

         Please reconcile absence of "How certain charges are deducted" on page 54 of New York version from corresponding section of the national version on page 67.

RESPONSE 14B.

         The substance of the information contained under the heading "How certain charges are deducted" in the New York prospectus is instead contained in the descriptions of the individual charges. Please see "Annual administrative charge" on p. 68, "Guaranteed minimum death benefit charge - When we deduct these charges" on p. 71, "Principal guarantee benefits charge" on p. 71, "Guaranteed minimum income benefit charge" on p. 71, "Earnings enhancement benefit charge" on p. 72, and "Guaranteed withdrawal benefit for life benefit charge" on p. 72.

                                    * * * * *

Sonny Oh, Esq.
July 15, 2008
Page 8


         Please contact me if you have any questions on the Company's responses to the staff's comments. We appreciate your assistance with this Amendment.



                                           Sincerely,

                                           /s/ Douglas J. Ray

                                           Assistant Vice President and Counsel
                                           AXA Equitable Life Insurance Company

Fee table

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. Each of the charges and expenses is more fully described in "Charges and expenses" later in this Prospectus.

The first table describes fees and expenses that you will pay at the time you surrender the contract or if you make certain withdrawals or apply your cash value to certain payout options or if you purchase a Variable Immediate Annuity. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply.


----------------------------------------------------------------------------------------------------------------------
Charges we deduct from your account value at the time you request certain transactions
----------------------------------------------------------------------------------------------------------------------
Maximum withdrawal charge as a percentage of contributions with-
drawn(1) (deducted if you surrender your contract, make certain
withdrawals, or apply your cash value to certain payout options).            8.00%

Charge if you elect a variable payout option upon annuitization (which
is described in a separate prospectus for that option)                       $ 350
----------------------------------------------------------------------------------------------------------------------

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including the underlying trust portfolio fees and expenses.

----------------------------------------------------------------------------------------------------------------------
Charges we deduct from your account value on each contract date anniversary
----------------------------------------------------------------------------------------------------------------------
Maximum annual administrative charge(2)
   If your account value on a contract date anniversary is less than
   $50,000(3)                                                                $30
   If your account value on a contract date anniversary is $50,000
   or more                                                                   $0
----------------------------------------------------------------------------------------------------------------------
Charges we deduct from your variable investment options expressed as an annual percentage of daily net assets(4)
----------------------------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT ANNUAL EXPENSES:

Mortality and expense risks                                                  0.95%(5)
Administrative                                                               0.35%
Distribution                                                                 0.25%
                                                                             --------
Total Separate account annual expenses                                       1.55%
----------------------------------------------------------------------------------------------------------------------
Charges we deduct from your account value each year if you elect any of the following optional benefits
----------------------------------------------------------------------------------------------------------------------
Guaranteed minimum death benefit charge(6) (calculated as a
percentage of the applicable benefit base.(7) Deducted annually(2) on each contract date anniversary for which the benefit is in effect.)
   Standard death benefit                                                    0.00%
   Annual Ratchet to age 85                                                  0.25%
   Greater of 6-1/2% Roll-Up to age 85 or Annual Ratchet to age 85           0.90%

   Reduced charge if the Greater of 6-1/2% Roll-Up to age 85 or
   Annual Ratchet to age 85 Guaranteed minimum death benefit is elected with the Guaranteed minimum income benefit that
   includes the 6-1/2% Roll-Up benefit base                                  0.75%

      If you elect to reset this benefit base, if applicable, we
      reserve the right to increase your charge up to:                       0.90%(8)

   Greater of 6% Roll-Up to age 85 or Annual Ratchet to age 85               0.75%
   Reduced charge if the Greater of 6% Roll-Up to age 85 or
   Annual Ratchet to age 85 Guaranteed minimum death benefit is elected with the Guaranteed minimum income benefit that
   includes the 6% Roll-Up benefit base                                      0.60%
----------------------------------------------------------------------------------------------------------------------


12 Fee table

----------------------------------------------------------------------------------------------------------------------
    If you elect to reset this benefit base, if applicable, we reserve
    the right to increase your charge up to:                                 0.75%(8)

    Greater of 3% Roll-Up to age 85 or Annual Ratchet to age 85              0.75%
    GWBL Enhanced death benefit                                              0.40%
----------------------------------------------------------------------------------------------------------------------
Guaranteed minimum income benefit charge(6) (calculated as a percentage of the applicable benefit base.(7) Deducted annually(9) on each contract date anniversary for which the benefit is in effect.)

If you elect the Guaranteed minimum income benefit that includes the
6-1/2% Roll-Up benefit base                                                  0.90%(10)

   If you elect to reset this benefit base, we reserve the right to
   increase your charge up to:                                               1.20%

If you elect the Guaranteed minimum income benefit that includes the
6% Roll-Up benefit base                                                      0.75%(10)

   If you elect to reset this Roll-Up benefit base, we reserve the
   right to increase your charge up to:                                      1.05%
----------------------------------------------------------------------------------------------------------------------
Earnings enhancement benefit charge(6) (calculated as a percentage of the account value. Deducted annually(2) on each contract date
anniversary for which the benefit is in effect.)                             0.35%
----------------------------------------------------------------------------------------------------------------------
Guaranteed withdrawal benefit for life benefit charge(6) (calculated         0.65% for the Single Life option
as a percentage of the GWBL benefit base.(7) Deducted annually(9)            0.80% for the Joint Life option
on each contract date anniversary.)

If your GWBL benefit base ratchets, we reserve the right to increase
your charge up to:                                                           0.80% for the Single Life option
                                                                             0.95% for the Joint Life option

Please see "Guaranteed withdrawal benefit for life " in "Contract features and benefits" for more information about this feature, including its benefit base and the Annual Ratchet provision, and "Guaranteed withdrawal benefit for life benefit charge" in "Charges and expenses," both later in this Prospectus.
----------------------------------------------------------------------------------------------------------------------
Principal guarantee benefits charge(6) (calculated as a percentage of the account value. Deducted annually(2) on each contract date anniversary for which the benefit is in effect.)
   100% Principal guarantee benefit                                          0.50%
   125% Principal guarantee benefit                                          0.75%
----------------------------------------------------------------------------------------------------------------------
Net loan interest charge -- Rollover TSA contracts only (calcu-
lated and deducted daily as a percentage of the outstanding loan
amount)                                                                      2.00%(11)
----------------------------------------------------------------------------------------------------------------------


You also bear your proportionate share of all fees and expenses paid by a "Portfolio" that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses charged by any of the Portfolios that you will pay periodically during the time that you own the contract. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the Trust prospectus for the Portfolio.


----------------------------------------------------------------------------------------------------------------------
Portfolio operating expenses expressed as an annual percentage of daily net assets(4)
----------------------------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2007 (expenses that are deducted        Lowest        Highest
from Portfolio assets including management fees, 12b-1 fees, service fees,
and/or other expenses)(12)                                                            0.63%         3.56%



                                                                    Fee table 13

This table shows the fees and expenses for 2007 as an annual percentage of each Portfolio's daily average net assets.


-----------------------------------------------------------------------------------------------
                                                            Manage-
                                                             ment       12b-1        Other
Portfolio Name                                              Fees(13)   Fees(14)   Expenses(15)
-----------------------------------------------------------------------------------------------
AXA Premier VIP Trust:
-----------------------------------------------------------------------------------------------
AXA Aggressive Allocation                                     0.10%      0.25%        0.17%
AXA Conservative Allocation                                   0.10%      0.25%        0.21%
AXA Conservative-Plus Allocation                              0.10%      0.25%        0.19%
AXA Moderate Allocation                                       0.10%      0.25%        0.17%
AXA Moderate-Plus Allocation                                  0.10%      0.25%        0.17%
Multimanager Aggressive Equity                                0.60%      0.25%        0.19%
Multimanager Core Bond                                        0.58%      0.25%        0.18%
Multimanager Health Care                                      1.20%      0.25%        0.23%
Multimanager High Yield                                       0.57%      0.25%        0.19%
Multimanager International Equity                             1.00%      0.25%        0.23%
Multimanager Large Cap Core Equity                            0.89%      0.25%        0.21%
Multimanager Large Cap Growth                                 0.90%      0.25%        0.22%
Multimanager Large Cap Value                                  0.87%      0.25%        0.20%
Multimanager Mid Cap Growth                                   1.10%      0.25%        0.20%
Multimanager Mid Cap Value                                    1.09%      0.25%        0.20%
Multimanager Small Cap Growth                                 1.05%      0.25%        0.27%
Multimanager Small Cap Value                                  1.03%      0.25%        0.18%
Multimanager Technology                                       1.20%      0.25%        0.22%
-----------------------------------------------------------------------------------------------
EQ Advisors Trust:
-----------------------------------------------------------------------------------------------
EQ/AllianceBernstein Common Stock                             0.47%      0.25%        0.13%
EQ/AllianceBernstein Intermediate Government Securities       0.50%      0.25%        0.13%
EQ/AllianceBernstein International                            0.71%      0.25%        0.18%
EQ/AllianceBernstein Large Cap Growth                         0.90%      0.25%        0.13%
EQ/AllianceBernstein Quality Bond                             0.50%      0.25%        0.14%
EQ/AllianceBernstein Small Cap Growth                         0.74%      0.25%        0.13%
EQ/AllianceBernstein Value                                    0.59%      0.25%        0.12%
EQ/Ariel Appreciation II                                      0.75%      0.25%        0.26%
EQ/AXA Rosenberg Value Long/Short Equity                      1.40%      0.25%        1.91%
EQ/BlackRock Basic Value Equity                               0.55%      0.25%        0.13%
EQ/BlackRock International Value                              0.81%      0.25%        0.19%
EQ/Boston Advisors Equity Income                              0.75%      0.25%        0.14%
EQ/Calvert Socially Responsible                               0.65%      0.25%        0.23%
EQ/Capital Guardian Growth                                    0.65%      0.25%        0.14%
EQ/Capital Guardian Research                                  0.63%      0.25%        0.13%
EQ/Caywood-Scholl High Yield Bond                             0.60%      0.25%        0.16%
EQ/Davis New York Venture                                     0.85%      0.25%        0.18%
EQ/Equity 500 Index                                           0.25%      0.25%        0.13%
EQ/Evergreen International Bond                               0.70%      0.25%        0.17%
EQ/Evergreen Omega                                            0.65%      0.25%        0.25%
EQ/FI Mid Cap                                                 0.68%      0.25%        0.13%
EQ/Franklin Income                                            0.90%      0.25%        0.15%
EQ/Franklin Small Cap Value                                   0.90%      0.25%        0.18%
EQ/Franklin Templeton Founding Strategy                       0.05%      0.25%        0.22%
EQ/GAMCO Mergers and Acquisitions                             0.90%      0.25%        0.19%
EQ/GAMCO Small Company Value                                  0.76%      0.25%        0.12%
EQ/International Core PLUS                                    0.60%      0.25%        0.30%
EQ/International Growth                                       0.85%      0.25%        0.27%
EQ/JPMorgan Core Bond                                         0.43%      0.25%        0.13%
EQ/JPMorgan Value Opportunities                               0.60%      0.25%        0.14%
EQ/Large Cap Core PLUS                                        0.50%      0.25%        0.25%
EQ/Large Cap Growth PLUS                                      0.50%      0.25%        0.24%
EQ/Legg Mason Value Equity                                    0.65%      0.25%        0.17%
EQ/Long Term Bond                                             0.40%      0.25%        0.13%
EQ/Lord Abbett Growth and Income                              0.65%      0.25%        0.16%
EQ/Lord Abbett Large Cap Core                                 0.65%      0.25%        0.21%
-----------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                                            Acquired       Total
                                                            Fund Fees     Annual                        Net
                                                               and       Expenses    Fee Waiv-        Annual
                                                             Expenses     (Before   ers and/or       Expenses
                                                             (Under-      Expense     Expense         After
                                                           lying Port-    Limita-   Reimburse-       Expense
Portfolio Name                                             folios)(16)    tions)     ments(17)     Limitations
------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Trust:
------------------------------------------------------------------------------------------------------------------
AXA Aggressive Allocation                                      0.92%        1.44%      (0.17)%         1.27%
AXA Conservative Allocation                                    0.69%        1.25%      (0.21)%         1.04%
AXA Conservative-Plus Allocation                               0.76%        1.30%      (0.19)%         1.11%
AXA Moderate Allocation                                        0.82%        1.34%      (0.17)%         1.17%
AXA Moderate-Plus Allocation                                   0.86%        1.38%      (0.17)%         1.21%
Multimanager Aggressive Equity                                   --         1.04%         --           1.04%
Multimanager Core Bond                                           --         1.01%      (0.01)%         1.00%
Multimanager Health Care                                         --         1.68%       0.00%          1.68%
Multimanager High Yield                                          --         1.01%         --           1.01%
Multimanager International Equity                                --         1.48%       0.00%          1.48%
Multimanager Large Cap Core Equity                               --         1.35%       0.00%          1.35%
Multimanager Large Cap Growth                                    --         1.37%      (0.02)%         1.35%
Multimanager Large Cap Value                                     --         1.32%       0.00%          1.32%
Multimanager Mid Cap Growth                                      --         1.55%       0.00%          1.55%
Multimanager Mid Cap Value                                       --         1.54%       0.00%          1.54%
Multimanager Small Cap Growth                                    --         1.57%      (0.02)%         1.55%
Multimanager Small Cap Value                                     --         1.46%       0.00%          1.46%
Multimanager Technology                                        0.01%        1.68%       0.00%          1.68%
------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust:
------------------------------------------------------------------------------------------------------------------
EQ/AllianceBernstein Common Stock                                --         0.85%         --           0.85%
EQ/AllianceBernstein Intermediate Government Securities          --         0.88%         --           0.88%
EQ/AllianceBernstein International                               --         1.14%      (0.04)%         1.10%
EQ/AllianceBernstein Large Cap Growth                            --         1.28%      (0.23)%         1.05%
EQ/AllianceBernstein Quality Bond                                --         0.89%         --           0.89%
EQ/AllianceBernstein Small Cap Growth                            --         1.12%         --           1.12%
EQ/AllianceBernstein Value                                       --         0.96%      (0.01)%         0.95%
EQ/Ariel Appreciation II                                         --         1.26%      (0.11)%         1.15%
EQ/AXA Rosenberg Value Long/Short Equity                         --         3.56%       0.00%          3.56%
EQ/BlackRock Basic Value Equity                                  --         0.93%       0.00%          0.93%
EQ/BlackRock International Value                                 --         1.25%       0.00%          1.25%
EQ/Boston Advisors Equity Income                                 --         1.14%      (0.09)%         1.05%
EQ/Calvert Socially Responsible                                  --         1.13%      (0.08)%         1.05%
EQ/Capital Guardian Growth                                     0.01%        1.05%      (0.09)%         0.96%
EQ/Capital Guardian Research                                     --         1.01%      (0.06)%         0.95%
EQ/Caywood-Scholl High Yield Bond                                --         1.01%      (0.01)%         1.00%
EQ/Davis New York Venture                                        --         1.28%       0.00%          1.28%
EQ/Equity 500 Index                                              --         0.63%         --           0.63%
EQ/Evergreen International Bond                                  --         1.12%       0.00%          1.12%
EQ/Evergreen Omega                                               --         1.15%       0.00%          1.15%
EQ/FI Mid Cap                                                    --         1.06%      (0.06)%         1.00%
EQ/Franklin Income                                               --         1.30%       0.00%          1.30%
EQ/Franklin Small Cap Value                                      --         1.33%      (0.03)%         1.30%
EQ/Franklin Templeton Founding Strategy                        1.05%        1.57%      (0.12)%         1.45%(18)
EQ/GAMCO Mergers and Acquisitions                                --         1.34%       0.00%          1.34%
EQ/GAMCO Small Company Value                                     --         1.13%       0.00%          1.13%
EQ/International Core PLUS                                     0.04%        1.19%      (0.05)%         1.14%
EQ/International Growth                                          --         1.37%       0.00%          1.37%
EQ/JPMorgan Core Bond                                            --         0.81%       0.00%          0.81%
EQ/JPMorgan Value Opportunities                                  --         0.99%      (0.04)%         0.95%
EQ/Large Cap Core PLUS                                         0.02%        1.02%      (0.05)%         0.97%
EQ/Large Cap Growth PLUS                                       0.02%        1.01%      (0.04)%         0.97%
EQ/Legg Mason Value Equity                                       --         1.07%      (0.07)%         1.00%
EQ/Long Term Bond                                                --         0.78%       0.00%          0.78%
EQ/Lord Abbett Growth and Income                                 --         1.06%      (0.06)%         1.00%
EQ/Lord Abbett Large Cap Core                                    --         1.11%      (0.11)%         1.00%
------------------------------------------------------------------------------------------------------------------


14 Fee table

This table shows the fees and expenses for 2007 as an annual percentage of each Portfolio's daily average net assets.


---------------------------------------------------------------------------------------------------------------------------------
                                                                               Acquired       Total
                                                                                Fund Fees     Annual                      Net
                                                                                   and       Expenses    Fee Waiv-     Annual
                                                                                 Expenses     (Before   ers and/or    Expenses
                                           Manage-                               (Under-      Expense     Expense       After
                                            ment       12b-1        Other      lying Port-    Limita-   Reimburse-     Expense
Portfolio Name                           Fees(13)   Fees(14)   Expenses(15)   folios)(16)    tions)     ments(17)   Limitations
---------------------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust:
---------------------------------------------------------------------------------------------------------------------------------
EQ/Lord Abbett Mid Cap Value                 0.70%      0.25%        0.15%           --         1.10%      (0.05)%       1.05%
EQ/Marsico Focus                             0.85%      0.25%        0.13%           --         1.23%      (0.08)%       1.15%
EQ/Mid Cap Value PLUS                        0.55%      0.25%        0.24%         0.02%        1.06%      (0.04)%       1.02%
EQ/Money Market                              0.32%      0.25%        0.13%           --         0.70%         --         0.70%
EQ/Oppenheimer Global                        0.95%      0.25%        0.51%         0.01%        1.72%      (0.36)%       1.36%
EQ/Oppenheimer Main Street Opportunity       0.85%      0.25%        0.45%         0.01%        1.56%      (0.25)%       1.31%
EQ/Oppenheimer Main Street Small Cap         0.90%      0.25%        0.48%         0.01%        1.64%      (0.33)%       1.31%
EQ/PIMCO Real Return                         0.55%      0.25%        0.14%           --         0.94%      (0.04)%       0.90%
EQ/Short Duration Bond                       0.43%      0.25%        0.15%           --         0.83%       0.00%        0.83%
EQ/Small Company Index                       0.25%      0.25%        0.14%           --         0.64%       0.00%        0.64%
EQ/T. Rowe Price Growth Stock                0.79%      0.25%        0.14%           --         1.18%      (0.03)%       1.15%
EQ/Templeton Growth                          0.95%      0.25%        0.20%           --         1.40%      (0.05)%       1.35%
EQ/UBS Growth and Income                     0.75%      0.25%        0.16%           --         1.16%      (0.11)%       1.05%
EQ/Van Kampen Comstock                       0.65%      0.25%        0.15%           --         1.05%      (0.05)%       1.00%
EQ/Van Kampen Emerging Markets Equity        1.11%      0.25%        0.28%           --         1.64%       0.00%        1.64%
EQ/Van Kampen Mid Cap Growth                 0.70%      0.25%        0.15%           --         1.10%      (0.05)%       1.05%
EQ/Van Kampen Real Estate                    0.90%      0.25%        0.21%           --         1.36%      (0.10)%       1.26%
EQ/Montag & Caldwell Growth                  0.75%      0.25%        0.15%           --         1.15%       0.00%        1.15%
EQ/Mutual Shares                             0.90%      0.25%        0.21%           --         1.36%      (0.06)%       1.30%
EQ/Oppenheimer Global                        0.95%      0.25%        0.51%         0.01%        1.72%      (0.36)%       1.36%
EQ/Oppenheimer Main Street Opportunity       0.85%      0.25%        0.45%         0.01%        1.56%      (0.25)%       1.31%
EQ/Oppenheimer Main Street Small Cap         0.90%      0.25%        0.48%         0.01%        1.64%      (0.33)%       1.31%
EQ/PIMCO Real Return                         0.55%      0.25%        0.14%           --         0.94%      (0.04)%       0.90%
EQ/Short Duration Bond                       0.43%      0.25%        0.15%           --         0.83%       0.00%        0.83%
EQ/Small Company Index                       0.25%      0.25%        0.14%           --         0.64%       0.00%        0.64%
EQ/T. Rowe Price Growth Stock                0.79%      0.25%        0.14%           --         1.18%      (0.03)%       1.15%
EQ/Templeton Growth                          0.95%      0.25%        0.20%           --         1.40%      (0.05)%       1.35%
EQ/UBS Growth and Income                     0.75%      0.25%        0.16%           --         1.16%      (0.11)%       1.05%
EQ/Van Kampen Comstock                       0.65%      0.25%        0.15%           --         1.05%      (0.05)%       1.00%
EQ/Van Kampen Emerging Markets Equity        1.11%      0.25%        0.28%           --         1.64%       0.00%        1.64%
EQ/Van Kampen Mid Cap Growth                 0.70%      0.25%        0.15%           --         1.10%      (0.05)%       1.05%
EQ/Van Kampen Real Estate                    0.90%      0.25%        0.21%           --         1.36%      (0.10)%       1.26%
---------------------------------------------------------------------------------------------------------------------------------


Notes:

(1) Deducted upon a withdrawal of amounts in excess of the 10% free withdrawal amount, if applicable.

     The withdrawal charge percentage        1   ....................8.00%
     we use is determined by the             2   ....................8.00%
     contract year in which you make         3   ....................7.00%
     the withdrawal or surrender your        4   ....................7.00%
     contract. For each contribution, we     5   ....................6.00%
     consider the contract year in which     6   ....................5.00%
     we receive that contribution to be      7   ....................4.00%
     "contract year 1")                      8   ....................3.00%
                                             9   ................... 2.00%
                                             10+ ....................0.00%

(2) If the contract is surrendered or annuitized, or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.

(3) During the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your account value. Thereafter, if applicable, the charge is $30 for each contract year.


(4) Daily net assets is the sum of the value of the amounts invested in all of your portfolios before we deduct the charges and expenses we disclose. Your account value is equal to daily net assets minus those charges and expenses.

(5) These charges compensate us for certain risks we assume and expenses we incur under the contract. They also compensate us for the expense associated with the credit. We expect to make a profit from these charges.



(6) Certain optional benefits under your Accumulator(R) Plus(SM) contract are not compatible with other benefits. For example, you may elect only one of the Guaranteed withdrawal benefit for life, the Guaranteed minimum income benefit or one of our Principal guarantee benefits. Similarly, you may elect the Guaranteed withdrawal benefit for life or the Earnings enhancement benefit, but not both. (If you elect the Earnings enhancement benefit at issue, and your Guaranteed minimum income benefit then converts to the Guaranteed withdrawal benefit for life at age 85, the Earnings enhancement benefit will continue in force after conversion, although it may be adversely affected by withdrawals under the



                                                                    Fee table 15

     Guaranteed withdrawal benefit for life.) Also, the Guaranteed withdrawal benefit for life may only be elected in connection with the Standard death benefit or the GWBL Enhanced death benefit, not any other death benefits, and the GWBL Enhanced death benefit may only be elected if the Guaranteed withdrawal benefit for life is elected.

(7) The benefit base is not an account value or cash value. If you elect the Guaranteed minimum income benefit, the Guaranteed minimum death benefit and/or the Guaranteed withdrawal benefit at issue, your initial benefit base is equal to your initial contributions to your contract. This may not be equivalent to your initial account value. However, subsequent adjustments to the applicable benefit base may result in a benefit base that is significantly different from your total contributions or account value. See "Guaranteed minimum income benefit and Guaranteed minimum death benefit base" and "GWBL benefit base" in "Contract features and benefits later in this Prospectus.

(8) This increase only applies if the Guaranteed minimum death benefit is elected with the Guaranteed minimum income benefit. If the Guaranteed minimum death benefit is elected without the Guaranteed minimum income benefit, we do not have the right to increase your charge.

(9) If the contract is surrendered or annuitized, or a death benefit is paid, or the benefit is dropped (if applicable), on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.

(10) We reserve the right to increase this charge if you elect to reset your Roll-Up benefit base on any contract date anniversary. See "Guaranteed minimum income benefit charge" in "Charges and expenses" later in this Prospectus.




(11) We charge interest on loans under Rollover TSA contracts but also credit you interest on your loan reserve account. Our net loan interest charge is determined by the excess between the interest rate we charge over the interest rate we credit. See "Loans under Rollover TSA contracts" later in this Prospectus for more information on how the loan interest is calculated and for restrictions that may apply.




(12) "Total Annual Portfolio Operating Expenses" are based, in part, on estimated amounts for options added during the fiscal year 2007 and for the underlying portfolios.




(13) The management fees for each Portfolio cannot be increased without a vote of that Portfolio's shareholders. See footnotes (17) and (18) for any expense limitation agreement information.




(14) Portfolio shares are all subject to fees imposed under the distribution plans (the "Rule 12b-1 Plan") adopted by the Trusts pursuant to Rule 12b-1 under the Investment Company Act of 1940.




(15) Other expenses shown are those incurred in 2007. The amounts shown as "Other Expenses" will fluctuate from year to year depending on actual expenses. See footnotes (17) and (18) for any expense limitation agreement information.

(16) Each of these variable investment options invests in a corresponding Portfolio of one of the Trusts or other unaffiliated investment companies. Each Portfolio, in turn, invests in shares of other Portfolios of the Trusts and/or shares of unaffiliated portfolios ("the underlying portfolios"). Amounts shown reflect each Portfolio's pro rata share of the fees and expenses of the underlying portfolios in which it invests. A "--" indicates that the listed Portfolio does not invest in underlying portfolios.



(17) The amounts shown reflect any fee waivers and/or expense reimbursements that applied to each Portfolio. A "--" indicates that there is no expense limitation in effect. "0.0%" indicates that the expense limitation arrangement did not result in a fee waiver reimbursement. AXA Equitable, the investment manager of AXA Premier VIP Trust and EQ Advisors Trust, has entered into expense limitation agreements with respect to certain Portfolios, which are effective through April 30, 2009 (unless the Board of Trustees, including a majority of the independent directors, of AXA Premier VIP Trust or EQ Advisors Trust, as applicable, consents to an earlier revision or termination of this arrangement). Under these agreements, AXA Equitable has agreed to waive or limit its fees and assume other expenses of certain Portfolios, if necessary, in an amount that limits each affected Portfolio's Total Annual Expenses (exclusive of interest, taxes, brokerage commissions, capitalized expenditures, expenses of the underlying portfolios in which the Portfolio invests and extraordinary expenses) to not more than the amounts specified in the agreements. Therefore, each Portfolio may at a later date make a reimbursement to AXA Equitable for any of the management fees waived or limited and other expenses assumed and paid by AXA Equitable pursuant to the expense limitation agreements provided that the Portfolio's current annual operating expenses do not exceed the operating expense limit determined for such Portfolio. See the Prospectus for each applicable underlying Trust for more information about the arrangements. In addition, a portion of the brokerage commissions of certain portfolios of AXA Premier VIP Trust and EQ Advisors Trust is used to reduce the applicable Portfolio's expenses. If the above table reflected both the expense limitation arrangements plus the portion of the brokerage commissions used to reduce Portfolio expenses, the net expenses would be as shown in the table below:



   ---------------------------------------------
   PORTFOLIO NAME
   ---------------------------------------------
   Multimanager Aggressive Equity          0.97%
   ---------------------------------------------
   Multimanager Health Care                1.67%
   ---------------------------------------------
   Multimanager Large Cap Core Equity      1.34%
   ---------------------------------------------
   Multimanager Large Cap Growth           1.29%
   ---------------------------------------------
   Multimanager Large Cap Value            1.26%
   ---------------------------------------------
   Multimanager Mid Cap Growth             1.52%
   ---------------------------------------------
   Multimanager Mid Cap Value              1.53%
   ---------------------------------------------
   Multimanager Small Cap Growth           1.35%
   ---------------------------------------------
   Multimanager Small Cap Value            1.45%
   ---------------------------------------------
   Multimanager Technology                 1.67%
   ---------------------------------------------
   EQ/AllianceBernstein Common Stock       0.84%
   ---------------------------------------------
   EQ/AllianceBernstein Large Cap Growth   1.03%
   ---------------------------------------------
   EQ/AllianceBernstein Small Cap Growth   1.11%
   ---------------------------------------------
   EQ/AllianceBernstein Value              0.87%
   ---------------------------------------------
   EQ/Ariel Appreciation II                1.09%
   ---------------------------------------------
   EQ/BlackRock Basic Value Equity         0.92%
   ---------------------------------------------
   EQ/Davis New York Venture               1.25%
   ---------------------------------------------
   EQ/Evergreen Omega                      1.12%
   ---------------------------------------------
   EQ/GAMCO Mergers and Acquisitions       1.33%
   ---------------------------------------------
   EQ/GAMCO Small Company Value            1.10%
   ---------------------------------------------
   EQ/International Core PLUS              1.05%
   ---------------------------------------------
   EQ/Large Cap Core PLUS                  0.83%
   ---------------------------------------------
   EQ/Large Cap Growth PLUS                0.82%
   ---------------------------------------------
   EQ/Legg Mason Value Equity              0.97%
   ---------------------------------------------
   EQ/Lord Abbett Growth and Income        0.98%
   ---------------------------------------------
   EQ/Lord Abbett Large Cap Core           0.99%
   ---------------------------------------------
   EQ/Lord Abbett Mid Cap Value            1.04%
   ---------------------------------------------
   EQ/Mid Cap Value PLUS                   0.81%
   ---------------------------------------------
   EQ/Montag & Caldwell Growth             1.13%
   ---------------------------------------------
   EQ/T. Rowe Price Growth Stock           0.87%
   ---------------------------------------------

16 Fee table

   ---------------------------------------------
   PORTFOLIO NAME
   ---------------------------------------------
   EQ/UBS Growth and Income       1.04%
   ---------------------------------------------
   EQ/Van Kampen Comstock         0.99%
   ---------------------------------------------
   EQ/Van Kampen Mid Cap Growth   1.04%
   ---------------------------------------------


(18) In addition to the fee waiver and/or expense reimbursement discussed in the footnote immediately above, AXA Equitable voluntarily will waive all its management and administration fees and reimburse all other expenses associated with the EQ/Franklin Templeton Founding Strategy Portfolio ("Portfolio") (exclusive of taxes, interest, brokerage commissions, capitalized expenses, expenses of the investment companies in which the Portfolio invests, Rule 12b-1 fees and extraordinary expenses). Accordingly, the Total Annual Operating Expenses (including Acquired Fund Fees and Expenses), taking into account the voluntary waiver by AXA Equitable, will be 1.30%. The voluntary waiver by AXA Equitable will remain in effect until April 30, 2009.



EXAMPLE

This example is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and underlying trust fees and expenses (including the underlying portfolio fees and expenses).


The example below shows the expenses that a hypothetical contract owner (who has elected the enhanced death benefit that provides for the Greater of 6-1/2% Roll-Up to age 85 or Annual Ratchet to age 85 and the Earnings enhancement benefit with the Guaranteed minimum income benefit) would pay in the situations illustrated. The example uses an average annual administrative charge based on the charges paid in 2007, which results in an estimated administrative charge of 0.007% of contract value.


The guaranteed interest option and the account for special money market dollar cost averaging are not covered by the example. However, the annual administrative charge, the withdrawal charge, the charge for any optional benefits and the charge if you elect a Variable Immediate Annuity payout option do apply to the guaranteed interest option and the special money market dollar cost averaging program.

The example assumes that you invest $10,000 in the contract for the time periods indicated, and that your investment has a 5% return each year. Other than the administrative charge (which is described immediately above), the example also assumes maximum contract charges and total annual expenses of the Portfolios (before expense limitations) set forth in the previous charts. This example should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in the example is not an estimate or guarantee of future investment performance.

Although your actual cost may be higher or lower, based on these assumptions, your cost would be:

                                                                    Fee table 17

------------------------------------------------------------------------------------------
                                               If you surrender your contract at the end
                                                     of the applicable time period
------------------------------------------------------------------------------------------
Portfolio Name                                 1 year    3 years    5 years    10 years
------------------------------------------------------------------------------------------
 XA PREMIER VIP TRUST:
------------------------------------------------------------------------------------------
AXA Aggressive Allocation                      $1,341     $2,356     $3,416      $5,936
AXA Conservative Allocation                    $1,320     $2,296     $3,320      $5,765
AXA Conservative-Plus Allocation               $1,326     $2,312     $3,345      $5,810
AXA Moderate Allocation                        $1,330     $2,324     $3,366      $5,846
AXA Moderate-Plus Allocation                   $1,335     $2,337     $3,386      $5,882
Multimanager Aggressive Equity                 $1,298     $2,229     $3,213      $5,573
Multimanager Core Bond                         $1,294     $2,220     $3,197      $5,545
Multimanager Health Care                       $1,367     $2,431     $3,536      $6,146
Multimanager High Yield                        $1,294     $2,220     $3,197      $5,545
Multimanager International Equity              $1,346     $2,369     $3,436      $5,971
Multimanager Large Cap Core Equity             $1,331     $2,328     $3,371      $5,855
Multimanager Large Cap Growth                  $1,334     $2,334     $3,381      $5,873
Multimanager Large Cap Value                   $1,328     $2,318     $3,356      $5,828
Multimanager Mid Cap Growth                    $1,353     $2,391     $3,471      $6,033
Multimanager Mid Cap Value                     $1,352     $2,387     $3,466      $6,024
Multimanager Small Cap Growth                  $1,355     $2,397     $3,481      $6,050
Multimanager Small Cap Value                   $1,343     $2,362     $3,426      $5,953
Multimanager Technology                        $1,367     $2,431     $3,536      $6,146
------------------------------------------------------------------------------------------
EQ ADVISORS TRUST:
------------------------------------------------------------------------------------------
EQ/AllianceBernstein Common Stock              $1,277     $2,169     $3,115      $5,395
EQ/AllianceBernstein Intermediate Government
 Securities                                    $1,280     $2,178     $3,131      $5,423
EQ/AllianceBernstein International             $1,308     $2,261     $3,264      $5,665
EQ/AllianceBernstein Large Cap Growth          $1,324     $2,305     $3,335      $5,792
EQ/AllianceBernstein Quality Bond              $1,281     $2,182     $3,136      $5,433
EQ/AllianceBernstein Small Cap Growth          $1,306     $2,255     $3,254      $5,647
EQ/AllianceBernstein Value                     $1,289     $2,204     $3,172      $5,499
EQ/Ariel Appreciation II                       $1,322     $2,299     $3,325      $5,774
EQ/AXA Rosenberg Value Long/Short Equity       $1,573     $3,009     $4,435      $7,614
EQ/BlackRock Basic Value Equity                $1,286     $2,194     $3,156      $5,470
EQ/BlackRock International Value               $1,320     $2,296     $3,320      $5,765
EQ/Boston Advisors Equity Income               $1,308     $2,261     $3,264      $5,665
EQ/Calvert Socially Responsible                $1,307     $2,258     $3,259      $5,656
EQ/Capital Guardian Growth                     $1,299     $2,232     $3,218      $5,582
EQ/Capital Guardian Research                   $1,294     $2,220     $3,197      $5,545
EQ/Caywood-Scholl High Yield Bond              $1,294     $2,220     $3,197      $5,545
EQ/Davis New York Venture                      $1,324     $2,305     $3,335      $5,792
EQ/Equity 500 Index                            $1,253     $2,098     $3,001      $5,185
EQ/Evergreen International Bond                $1,306     $2,255     $3,254      $5,647
EQ/Evergreen Omega                             $1,310     $2,264     $3,269      $5,674
------------------------------------------------------------------------------------------




------------------------------------------------------------------------------------------------------------------------------------
                                                  If you annuitize at the end of the
                                                  applicable time period and select a
                                                       non-life contingent period
                                                       certain annuity option with         If you do not surrender your
                                                            less than five                  contract at the end of the
                                                                 years                        applicable time period
------------------------------------------------------------------------------------------------------------------------------------
Portfolio Name                                 1 year    3 years    5 years    10 years    1 year    3 years    5 years    10 years
AXA PREMIER VIP TRUST:
------------------------------------------------------------------------------------------------------------------------------------
AXA Aggressive Allocation                       N/A       $2,356     $3,416      $5,936      $541     $1,656     $2,816    $5,936
AXA Conservative Allocation                     N/A       $2,296     $3,320      $5,765      $520     $1,596     $2,720    $5,765
AXA Conservative-Plus Allocation                N/A       $2,312     $3,345      $5,810      $526     $1,612     $2,745    $5,810
AXA Moderate Allocation                         N/A       $2,324     $3,366      $5,846      $530     $1,624     $2,766    $5,846
AXA Moderate-Plus Allocation                    N/A       $2,337     $3,386      $5,882      $535     $1,637     $2,786    $5,882
Multimanager Aggressive Equity                  N/A       $2,229     $3,213      $5,573      $498     $1,529     $2,613    $5,573
Multimanager Core Bond                          N/A       $2,220     $3,197      $5,545      $494     $1,520     $2,597    $5,545
Multimanager Health Care                        N/A       $2,431     $3,536      $6,146      $567     $1,731     $2,936    $6,146
Multimanager High Yield                         N/A       $2,220     $3,197      $5,545      $494     $1,520     $2,597    $5,545
Multimanager International Equity               N/A       $2,369     $3,436      $5,971      $546     $1,669     $2,836    $5,971
Multimanager Large Cap Core Equity              N/A       $2,328     $3,371      $5,855      $531     $1,628     $2,771    $5,855
Multimanager Large Cap Growth                   N/A       $2,334     $3,381      $5,873      $534     $1,634     $2,781    $5,873
Multimanager Large Cap Value                    N/A       $2,318     $3,356      $5,828      $528     $1,618     $2,756    $5,828
Multimanager Mid Cap Growth                     N/A       $2,391     $3,471      $6,033      $553     $1,691     $2,871    $6,033
Multimanager Mid Cap Value                      N/A       $2,387     $3,466      $6,024      $552     $1,687     $2,866    $6,024
Multimanager Small Cap Growth                   N/A       $2,397     $3,481      $6,050      $555     $1,697     $2,881    $6,050
Multimanager Small Cap Value                    N/A       $2,362     $3,426      $5,953      $543     $1,662     $2,826    $5,953
Multimanager Technology                         N/A       $2,431     $3,536      $6,146      $567     $1,731     $2,936    $6,146
------------------------------------------------------------------------------------------------------------------------------------
EQ ADVISORS TRUST:
------------------------------------------------------------------------------------------------------------------------------------
EQ/AllianceBernstein Common Stock               N/A       $2,169     $3,115      $5,395      $477     $1,469     $2,515    $5,395
EQ/AllianceBernstein Intermediate Government
 Securities                                     N/A       $2,178     $3,131      $5,423      $480     $1,478     $2,531    $5,423
EQ/AllianceBernstein International              N/A       $2,261     $3,264      $5,665      $508     $1,561     $2,664    $5,665
EQ/AllianceBernstein Large Cap Growth           N/A       $2,305     $3,335      $5,792      $524     $1,605     $2,735    $5,792
EQ/AllianceBernstein Quality Bond               N/A       $2,182     $3,136      $5,433      $481     $1,482     $2,536    $5,433
EQ/AllianceBernstein Small Cap Growth           N/A       $2,255     $3,254      $5,647      $506     $1,555     $2,654    $5,647
EQ/AllianceBernstein Value                      N/A       $2,204     $3,172      $5,499      $489     $1,504     $2,572    $5,499
EQ/Ariel Appreciation II                        N/A       $2,299     $3,325      $5,774      $522     $1,599     $2,725    $5,774
EQ/AXA Rosenberg Value Long/Short Equity        N/A       $3,009     $4,435      $7,614      $773     $2,309     $3,835    $7,614
EQ/BlackRock Basic Value Equity                 N/A       $2,194     $3,156      $5,470      $486     $1,494     $2,556    $5,470
EQ/BlackRock International Value                N/A       $2,296     $3,320      $5,765      $520     $1,596     $2,720    $5,765
EQ/Boston Advisors Equity Income                N/A       $2,261     $3,264      $5,665      $508     $1,561     $2,664    $5,665
EQ/Calvert Socially Responsible                 N/A       $2,258     $3,259      $5,656      $507     $1,558     $2,659    $5,656
EQ/Capital Guardian Growth                      N/A       $2,232     $3,218      $5,582      $499     $1,532     $2,618    $5,582
EQ/Capital Guardian Research                    N/A       $2,220     $3,197      $5,545      $494     $1,520     $2,597    $5,545
EQ/Caywood-Scholl High Yield Bond               N/A       $2,220     $3,197      $5,545      $494     $1,520     $2,597    $5,545
EQ/Davis New York Venture                       N/A       $2,305     $3,335      $5,792      $524     $1,605     $2,735    $5,792
EQ/Equity 500 Index                             N/A       $2,098     $3,001      $5,185      $453     $1,398     $2,401    $5,185
EQ/Evergreen International Bond                 N/A       $2,255     $3,254      $5,647      $506     $1,555     $2,654    $5,647
EQ/Evergreen Omega                              N/A       $2,264     $3,269      $5,674      $510     $1,564     $2,669    $5,674
------------------------------------------------------------------------------------------------------------------------------------


18 Fee table


------------------------------------------------------------------------------------------------------------------------------------
                                                                                          If you annuitize at the end of the
                                                                                          applicable time period and select a
                                                                                               non-life contingent period
                                           If you surrender your contract at the end          certain annuity option with
                                                   of the applicable time period                 less than five years
  Portfolio Name                             1 year    3 years    5 years    10 years    1 year    3 years    5 years    10 years
------------------------------------------------------------------------------------------------------------------------------------
EQ ADVISORS TRUST:
------------------------------------------------------------------------------------------------------------------------------------
EQ/FI Mid Cap                              $1,300     $2,236     $3,223      $5,591     N/A       $2,236     $3,223      $5,591
EQ/Franklin Income                         $1,326     $2,312     $3,345      $5,810     N/A       $2,312     $3,345      $5,810
EQ/Franklin Small Cap Value                $1,329     $2,321     $3,361      $5,837     N/A       $2,321     $3,361      $5,837
EQ/Franklin Templeton Founding Strategy    $1,355     $2,397     $3,481      $6,050     N/A       $2,397     $3,481      $6,050
EQ/GAMCO Mergers and Acquisitions          $1,330     $2,324     $3,366      $5,846     N/A       $2,324     $3,366      $5,846
EQ/GAMCO Small Company Value               $1,307     $2,258     $3,259      $5,656     N/A       $2,258     $3,259      $5,656
EQ/International Core PLUS                 $1,314     $2,277     $3,290      $5,711     N/A       $2,277     $3,290      $5,711
EQ/International Growth                    $1,334     $2,334     $3,381      $5,873     N/A       $2,334     $3,381      $5,873
EQ/JPMorgan Core Bond                      $1,272     $2,156     $3,094      $5,357     N/A       $2,156     $3,094      $5,357
EQ/JPMorgan Value Opportunities            $1,292     $2,213     $3,187      $5,527     N/A       $2,213     $3,187      $5,527
EQ/Large Cap Core PLUS                     $1,295     $2,223     $3,203      $5,554     N/A       $2,223     $3,203      $5,554
EQ/Large Cap Growth PLUS                   $1,294     $2,220     $3,197      $5,545     N/A       $2,220     $3,197      $5,545
EQ/Legg Mason Value Equity                 $1,301     $2,239     $3,228      $5,601     N/A       $2,239     $3,228      $5,601
EQ/Long Term Bond                          $1,269     $2,146     $3,079      $5,329     N/A       $2,146     $3,079      $5,329
EQ/Lord Abbett Growth and Income           $1,300     $2,236     $3,223      $5,591     N/A       $2,236     $3,223      $5,591
EQ/Lord Abbett Large Cap Core              $1,305     $2,252     $3,249      $5,638     N/A       $2,252     $3,249      $5,638
EQ/Lord Abbett Mid Cap Value               $1,304     $2,248     $3,244      $5,628     N/A       $2,248     $3,244      $5,628
EQ/Marsico Focus                           $1,318     $2,290     $3,310      $5,747     N/A       $2,290     $3,310      $5,747
EQ/Mid Cap Value PLUS                      $1,300     $2,236     $3,223      $5,591     N/A       $2,236     $3,223      $5,591
EQ/Money Market                            $1,260     $2,121     $3,037      $5,252     N/A       $2,121     $3,037      $5,252
EQ/Montag & Caldwell Growth                $1,310     $2,264     $3,269      $5,674     N/A       $2,264     $3,269      $5,674
EQ/Mutual Shares                           $1,332     $2,331     $3,376      $5,864     N/A       $2,331     $3,376      $5,864
EQ/Oppenheimer Global                      $1,372     $2,444     $3,556      $6,180     N/A       $2,444     $3,556      $6,180
EQ/Oppenheimer Main Street Opportunity     $1,354     $2,394     $3,476      $6,041     N/A       $2,394     $3,476      $6,041
EQ/Oppenheimer Main Street Small Cap       $1,363     $2,419     $3,516      $6,111     N/A       $2,419     $3,516      $6,111
EQ/PIMCO Real Return                       $1,287     $2,197     $3,161      $5,480     N/A       $2,197     $3,161      $5,480
EQ/Short Duration Bond                     $1,275     $2,162     $3,105      $5,376     N/A       $2,162     $3,105      $5,376
EQ/Small Company Index                     $1,254     $2,102     $3,006      $5,194     N/A       $2,102     $3,006      $5,194
EQ/T. Rowe Price Growth Stock              $1,313     $2,274     $3,284      $5,702     N/A       $2,274     $3,284      $5,702
EQ/Templeton Growth                        $1,337     $2,343     $3,396      $5,900     N/A       $2,343     $3,396      $5,900
EQ/UBS Growth and Income                   $1,311     $2,267     $3,274      $5,683     N/A       $2,267     $3,274      $5,683
EQ/Van Kampen Comstock                     $1,299     $2,232     $3,218      $5,582     N/A       $2,232     $3,218      $5,582
EQ/Van Kampen Emerging Markets Equity      $1,363     $2,419     $3,516      $6,111     N/A       $2,419     $3,516      $6,111
EQ/Van Kampen Mid Cap Growth               $1,304     $2,248     $3,244      $5,628     N/A       $2,248     $3,244      $5,628
EQ/Van Kampen Real Estate                  $1,332     $2,331     $3,376      $5,864     N/A       $2,331     $3,376      $5,864
------------------------------------------------------------------------------------------------------------------------------------




-------------------------------------------------------------------------------------
                                           If you do not surrender your contract at
                                             the end of the applicable time period
-------------------------------------------------------------------------------------
Portfolio Name                             1 year    3 years    5 years    10 years
-------------------------------------------------------------------------------------
EQ ADVISORS TRUST:
-------------------------------------------------------------------------------------
EQ/FI Mid Cap                                $500     $1,536     $2,623     $5,591
EQ/Franklin Income                           $526     $1,612     $2,745     $5,810
EQ/Franklin Small Cap Value                  $529     $1,621     $2,761     $5,837
EQ/Franklin Templeton Founding Strategy      $555     $1,697     $2,881     $6,050
EQ/GAMCO Mergers and Acquisitions            $530     $1,624     $2,766     $5,846
EQ/GAMCO Small Company Value                 $507     $1,558     $2,659     $5,656
EQ/International Core PLUS                   $514     $1,577     $2,690     $5,711
EQ/International Growth                      $534     $1,634     $2,781     $5,873
EQ/JPMorgan Core Bond                        $472     $1,456     $2,494     $5,357
EQ/JPMorgan Value Opportunities              $492     $1,513     $2,587     $5,527
EQ/Large Cap Core PLUS                       $495     $1,523     $2,603     $5,554
EQ/Large Cap Growth PLUS                     $494     $1,520     $2,597     $5,545
EQ/Legg Mason Value Equity                   $501     $1,539     $2,628     $5,601
EQ/Long Term Bond                            $469     $1,446     $2,479     $5,329
EQ/Lord Abbett Growth and Income             $500     $1,536     $2,623     $5,591
EQ/Lord Abbett Large Cap Core                $505     $1,552     $2,649     $5,638
EQ/Lord Abbett Mid Cap Value                 $504     $1,548     $2,644     $5,628
EQ/Marsico Focus                             $518     $1,590     $2,710     $5,747
EQ/Mid Cap Value PLUS                        $500     $1,536     $2,623     $5,591
EQ/Money Market                              $460     $1,421     $2,437     $5,252
EQ/Montag & Caldwell Growth                  $510     $1,564     $2,669     $5,674
EQ/Mutual Shares                             $532     $1,631     $2,776     $5,864
EQ/Oppenheimer Global                        $572     $1,744     $2,956     $6,180
EQ/Oppenheimer Main Street Opportunity       $554     $1,694     $2,876     $6,041
EQ/Oppenheimer Main Street Small Cap         $563     $1,719     $2,916     $6,111
EQ/PIMCO Real Return                         $487     $1,497     $2,561     $5,480
EQ/Short Duration Bond                       $475     $1,462     $2,505     $5,376
EQ/Small Company Index                       $454     $1,402     $2,406     $5,194
EQ/T. Rowe Price Growth Stock                $513     $1,574     $2,684     $5,702
EQ/Templeton Growth                          $537     $1,643     $2,796     $5,900
EQ/UBS Growth and Income                     $511     $1,567     $2,674     $5,683
EQ/Van Kampen Comstock                       $499     $1,532     $2,618     $5,582
EQ/Van Kampen Emerging Markets Equity        $563     $1,719     $2,916     $6,111
EQ/Van Kampen Mid Cap Growth                 $504     $1,548     $2,644     $5,628
EQ/Van Kampen Real Estate                    $532     $1,631     $2,776     $5,864
-------------------------------------------------------------------------------------


For information on how your contract works under certain hypothetical circumstances, please see Appendix IV at the end of this Prospectus.

                                                                    Fee table 19

CREDITS
A credit will also be allocated to your account value at the same time that we allocate your contribution. Credits are allocated to the same investment options based on the same percentages used to allocate your contributions. The credit amounts attributable to your contributions are not included for purposes of calculating any of the guaranteed benefits.

The amount of the credit will be 4% or 5% of each contribution based on the following breakpoints and rules:

--------------------------------------------------------
                                       Credit percentage
   First year total contributions         applied to
            Breakpoints                 contributions
--------------------------------------------------------
Less than $350,000                           4%
--------------------------------------------------------
$350,000 or more                             5%
--------------------------------------------------------

The percentage of the credit is based on your total first year contributions. If you purchase a Principal guarantee benefit, you may not make additional contributions after the first six months. This credit percentage will be credited to your initial contribution and each additional contribution made in the first contract year (after adjustment as described below), as well as those in the second and later contract years. The credit will apply to additional contributions only to the extent that the sum of that contribution and prior contributions to which no credit was applied exceeds the total withdrawals made from the contract since the issue date. The credit will not be applied in connection with a partial conversion of a traditional IRA contract to a Roth IRA contract.

Although the credit, as adjusted at the end of the first contract year, will be based upon first year total contributions, the following rules affect the percentage with which contributions made in the first contract year are credited during the first contract year:

o Indication of intent: If you indicate in the application at the time you purchase your contract an intention to make additional contributions to meet one of the breakpoints (the "Expected First Year Contribution Amount") and your initial contribution is at least 50% of the Expected First Year Contribution Amount, your credit percentage will be as follows:

    o For any contributions resulting in total contributions to date less than or equal to your Expected First Year Contribution Amount, the credit percentage will be the percentage that applies to the Expected First Year Contribution Amount based on the table above.

    o For any subsequent contribution that results in your total contri butions to date exceeding your Expected First Year Contribution Amount, such that the credit percentage should have been higher, we will increase the credit percentage applied to that contribution, as well as any prior or subsequent contributions made in the first contract year, accordingly.

    o If at the end of the first contract year your total contributions were lower than your Expected First Year Contribution Amount such that the credit applied should have been lower, we will recover any Excess Credit. The Excess Credit is equal to the difference between the credit that was actually applied based on your Expected First Year Contribution Amount (as applicable) and the credit that should have been applied based on first year total contributions.

o   No indication of intent:

    o For your initial contribution (if available in your state) we will apply the credit percentage based upon the above table.

    o For any subsequent contribution that results in a higher appli cable credit percentage (based on total contributions to date), we will increase the credit percentage applied to that contribution, as well as any prior or subsequent contributions made in the first contract year, accordingly.

In addition to the recovery of any Excess Credit, we will recover all of the credit or a portion of the credit in the following situations:

o If you exercise your right to cancel the contract, we will recover the entire credit made to your contract (see "Your right to cancel within a certain number of days" later in this Prospectus)(1)

o If you start receiving annuity payments within three years of making any contribution, we will recover the credit that applies to any contribution made within the prior three years. Please see Appendix VI later in this Prospectus for information on state variations.

o If the owner (or older joint owner, if applicable) dies during the one-year period following our receipt of a contribution to which a credit was applied, we will recover the amount of such Credit. For Joint life GWBL contracts, we will only recover the credit if the second owner dies within the one-year period following a contribution.

We will recover any credit on a pro rata basis from the value in your variable investment options and guaranteed interest option. If there is insufficient value or no value in the variable investment options and guaranteed interest option, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from the account for special money market dollar cost averaging.


We do not consider credits to be contributions for purposes of any discussion in this Prospectus. We do not include credits in calculating any of your benefit bases under the contract, except to the extent that any benefit base increases as the result of an annual ratchet based on an increase in your account value, which does include credits. Credits are also not considered to be part of your investment in the contract for tax purposes.

We use a portion of the mortality and expense risks charge and withdrawal charge to help recover our cost of providing the credit. We expect to make a profit from these charges. See "Charges and


----------------------
(1) The amount we return to you upon exercise of this right to cancel will not include any credit or the amount of charges deducted prior to cancellation but will reflect, except in states where we are required to return the amount of your contributions, any investment gain or loss in the variable investment options associated with your contributions and with the full amount of the credit.


34  Contract features and benefits
expenses" later in this Prospectus. The charge associated with the credit may, over time, exceed the sum of the credit and any related earnings. While we cannot state with any certainty when this will happen, we believe that it is likely that if you hold your Accumulator(R) Plus(SM) contract for 20 years, you may be better off in a contract without a credit, and with a lower mortality and expense risk charge. Your actual results will depend on the investment returns on your contract. Therefore, if you plan to hold this contract for an extended period of time, you may wish to consider purchasing a contract that does not include a credit. You should consider this possibility before purchasing the contract.

5. Charges and expenses

--------------------------------------------------------------------------------

CHARGES THAT AXA EQUITABLE DEDUCTS

We deduct the following charges each day from the net assets of each variable investment option. These charges are reflected in the unit values of each variable investment option:

o A mortality and expense risks charge

o An administrative charge

o A distribution charge

We deduct the following charges from your account value. When we deduct these charges from your variable investment options, we reduce the number of units credited to your contract:

o On each contract date anniversary -- an annual administrative charge, if applicable.

o At the time you make certain withdrawals or surrender your contract -- a withdrawal charge.

o On each contract date anniversary -- a charge for each optional benefit that you elect: a death benefit (other than the Standard death benefit); the Guaranteed minimum income benefit; the Guaranteed withdrawal benefit for life; and the Earnings enhancement benefit.

o On any contract date anniversary on which you are participating in a PGB -- a charge for a PGB.

o At the time annuity payments are to begin -- charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. An annuity administrative fee may also apply.

More information about these charges appears below. We will not increase these charges for the life of your contract, except as noted. We may reduce certain charges under group or sponsored arrangements. See "Group or sponsored arrangements" later in this section.

The charges under the contracts are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the contracts. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the contracts. If, as we expect, the charges that we collect from the contracts exceed our total costs in connection with the contracts, we will earn a profit. Otherwise, we will incur a loss.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this Prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the contracts.

To help with your retirement planning, we may offer other annuities with different charges, benefits, and features. Please contact your financial professional for more information.


SEPARATE ACCOUNT ANNUAL EXPENSES

MORTALITY AND EXPENSE RISKS CHARGE. We deduct a daily charge from the net assets in each variable investment option to compensate us for mortality and expense risks, including the Standard death benefit. The daily charge is equivalent to an annual rate of 0.95% of the net assets in each variable investment option.

The mortality risk we assume is the risk that annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity income than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each contract, will differ from actual mortality experience. Lastly, we assume a mortality risk to the extent that at the time of death, the Guaranteed minimum death benefit exceeds the cash value of the contract. The expense risk we assume is the risk that it will cost us more to issue and administer the contracts than we expect. A portion of this charge also compensates us for the contract credit. For a discussion of the credit, see "Credits" in "Contract features and benefits" earlier in this Prospectus. We expect to make a profit from this charge.


ADMINISTRATIVE CHARGE. We deduct a daily charge from the net assets in each variable investment option to compensate us for administrative expenses under the contracts. The charge, together with the annual administrative charge described below, is to compensate us for administrative expenses under the contracts. The daily charge is equivalent to an annual rate of 0.35% of the net assets in each variable investment option.


DISTRIBUTION CHARGE. We deduct a daily charge from the net assets in each variable investment option to compensate us for a portion of our sales expenses under the contracts. The daily charge is equivalent to an annual rate of 0.25% of the net assets in each variable investment option.


ANNUAL ADMINISTRATIVE CHARGE

We deduct an administrative charge from your account value on each contract date anniversary. We deduct the charge if your account value on the last business day of the contract year is less than $50,000. If your account value on such date is $50,000 or more, we do not deduct the charge. During the first two contract years, the charge is equal to $30 or, if less, 2% of your account value. The charge is $30 for contract years three and later.

We will deduct this charge from your value in the variable investment options and the guaranteed interest option (see Appendix VI later in this Prospectus to see if deducting this charge from the guaranteed interest option is permitted in your state) on a pro rata basis. If those


68  Charges and expenses
amounts are insufficient, we will deduct all or a portion of this charge from the account for special money market dollar cost averaging. If the contract is surrendered or annuitized or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.


If your account value is insufficient to pay this charge, your contract will terminate without value and you will lose any applicable guaranteed benefits except as noted under "Insufficient account value" in "Determining your contract value" earlier in this Prospectus.


WITHDRAWAL CHARGE


A withdrawal charge applies in two circumstances: (1) if you make one or more withdrawals during a contract year that, in total, exceed the 10% free withdrawal amount, described below, or (2) if you surrender your contract to receive its cash value or apply your cash value to a non-life contingent annuity payout option. The withdrawal charge applicable under your Accumulator(R) Plus(SM) is imposed if you select a non-life contingent period certain payout annuity. If the period certain is more than 5 years, then the withdrawal charge deducted will not exceed 5% of the account value. For more information about the withdrawal charge if you select an annuity payout option, see "Your annuity payout options--The amount applied to purchase an annuity payout option" in "Accessing your money" earlier in the Prospectus. A portion of this charge also compensates us for the contract credit. For a discussion of the credit, see "Credits" in "Contracts features and benefits" earlier in this Prospectus. We expect to make a profit from this charge.


The withdrawal charge equals a percentage of the contributions withdrawn. We do not consider credits to be contributions. Therefore, there is no withdrawal charge associated with a credit.

The percentage of the withdrawal charge that applies to each contribution depends on how long each contribution has been invested in the contract. We determine the withdrawal charge separately for each contribution according to the following table:


--------------------------------------------------------------------------------
                              Contract year
--------------------------------------------------------------------------------
                  1     2     3     4     5     6     7     8     9    10+
--------------------------------------------------------------------------------
Percentage of
contribution      8%    8%    7%    7%    6%    5%    4%    3%    2%   0%
--------------------------------------------------------------------------------

For purposes of calculating the withdrawal charge, we treat the contract year in which we receive a contribution as "contract year 1." Amounts withdrawn up to the free withdrawal amount are not considered withdrawals of any contribution. We also treat contributions that have been invested the longest as being withdrawn first. We treat contributions as withdrawn before earnings for purposes of calculating the withdrawal charge. However, federal income tax rules treat earnings under your contract as withdrawn first. See "Tax information" later in this Prospectus.


Please see Appendix VI later in this Prospectus for possible withdrawal charge schedule variations in your state.


In order to give you the exact dollar amount of the withdrawal you request, we deduct the amount of the withdrawal and the withdrawal charge from your account value. Any amount deducted to pay withdrawal charges is also subject to the same withdrawal charge percentage. We deduct the charge in proportion to the amount of the withdrawal subtracted from each variable investment option. The withdrawal charge helps cover our sales expenses.

For purposes of calculating reductions in your guaranteed benefits and associated benefit bases, the withdrawal amount includes both the withdrawal amount paid to you and the amount of the withdrawal charge deducted from your account value. For more information, see "Guaranteed minimum death benefit and Guaranteed minimum income benefit base" and "How withdrawals affect your Guaranteed minimum income benefit and Guaranteed minimum death benefit" earlier in the Prospectus.


We may offer a version of this contract that does not include a withdrawal charge.


The withdrawal charge does not apply in the circumstances described below.

10% FREE WITHDRAWAL AMOUNT. Each contract year you can withdraw up to 10% of your account value without paying a withdrawal charge. The 10% free withdrawal amount is determined using your account value at the beginning of each contract year. In the first contract year, the 10% free withdrawal amount is determined using all contributions received in the first 90 days of the contract year. Additional contributions during the contract year do not increase your 10% free withdrawal amount. The 10% free withdrawal amount does not apply if you surrender your contract except where required by law.


CERTAIN WITHDRAWALS. If you elected the Guaranteed minimum income benefit and/or the Greater of 6-1/2% (or 6%, if applicable) Roll-Up to age 85 or the Annual Ratchet to age 85 enhanced death benefit, the withdrawal charge will be waived for any withdrawal that, together with any prior withdrawals made during the contract year, does not exceed 6-1/2% (or 6%, if applicable) of the beginning of contract year 6-1/2% (or 6%, if applicable) Roll-Up to age 85 benefit base even if such withdrawals exceed the free withdrawal amount. Also, a withdrawal charge does not apply to a withdrawal that exceeds 6-1/2% (or 6%, if applicable) of the beginning of contract year 6-1/2% (or 6%, if applicable) Roll-Up to age 85 benefit base as long as it does not exceed the free withdrawal amount. If you are age 71-80 at issue and elected the Greater of 3% Roll-Up to age 85 or the Annual Ratchet to age 85 enhanced death benefit, this waiver applies to withdrawals up to 3% of the beginning of the contract year 3% Roll-Up to age 85 benefit base. In the first contract year, the relevant benefit base is determined using all contributions received in the first 90 days of the contract year, for contracts in which the benefit is elected at issue. If your withdrawals exceed the amount described above, this waiver is not applicable to that withdrawal, or to any subsequent withdrawals for the life of the contract.


If you elect the Guaranteed withdrawal benefit for life, we will waive any withdrawal charge for any withdrawals during the contract year up to the Guaranteed annual withdrawal amount, even if such withdrawals exceed the free withdrawal amount. However, each withdrawal reduces the free withdrawal amount for that contract year by the amount of the withdrawal. Also, a withdrawal charge does not apply to a withdrawal that exceeds the Guaranteed annual withdrawal


                                                        Charges and expenses  69
amount as long as it does not exceed the free withdrawal amount. Withdrawal charges, if applicable, are applied to the amount of the withdrawal that exceeds both the free withdrawal amount and the Guaranteed annual withdrawal amount.

DISABILITY, TERMINAL ILLNESS, OR CONFINEMENT TO NURSING HOME. The withdrawal charge also does not apply if:

    (i) An owner (or older joint owner, if applicable) has qualified to receive Social Security disability benefits as certified by the Social Security Administration; or

    (ii) We receive proof satisfactory to us (including certification by a licensed physician) that an owner's (or older joint owner's, if applicable) life expectancy is six months or less; or

    (iii) An owner (or older joint owner, if applicable) has been confined to a nursing home for more than 90 days (or such other period, as required in your state) as verified by a licensed physician. A nursing home for this purpose means one that is (a) approved by Medicare as a provider of skilled nursing care service, or (b) licensed as a skilled nursing home by the state or territory in which it is located (it must be within the United States, Puerto Rico, or U.S. Virgin Islands) and meets all of the following:

          -- its main function is to provide skilled, intermediate, or custodial nursing care;

          -- it provides continuous room and board to three or more persons;

          -- it is supervised by a registered nurse or licensed practical nurse;

          -- it keeps daily medical records of each patient;

          -- it controls and records all medications dispensed; and

          -- its primary service is other than to provide housing for residents.


We reserve the right to impose a withdrawal charge, in accordance with your contract and applicable state law, if the conditions as described in (i), (ii) or (iii) above existed at the time a contribution was remitted or if the condition that began within 12 months of the period following remittance. Some states may not permit us to waive the withdrawal charge in the above circumstances, or may limit the circumstances for which the withdrawal charge may be waived. Your financial professional can provide more information or you may contact our processing office.


GUARANTEED MINIMUM DEATH BENEFIT CHARGE


ANNUAL RATCHET TO AGE 85. If you elect the Annual Ratchet to age 85 enhanced death benefit, we deduct a charge annually from your account value on each contract date anniversary for which it is in effect. The charge is equal to 0.25% of the Annual Ratchet to age 85 benefit base.

GREATER OF 6-1/2% ROLL-UP TO AGE 85 OR ANNUAL RATCHET TO AGE 85. If you elect this enhanced death benefit without the Guaranteed minimum income benefit, we deduct a charge annually from your account value on each contract date anniversary for which it is in effect. The charge is equal to 0.90% of the greater of the 6-1/2% Roll-Up to age 85 or the Annual Ratchet to age 85 benefit base.

GREATER OF 6% ROLL-UP TO AGE 85 OR ANNUAL RATCHET TO AGE 85. If you elect this enhanced death benefit without the Guaranteed minimum income benefit, we deduct a charge annually from your account value on each contract date anniversary for which it is in effect. The charge is equal to 0.75% of the greater of the 6% Roll-Up to age 85 or the Annual Ratchet to age 85 benefit base.


REDUCED GUARANTEED MINIMUM DEATH BENEFIT CHARGE. If you elect both the Guaranteed minimum death benefit and the Guaranteed minimum income benefit, we may reduce the amount we deduct annually from your account value on each contract date anniversary as described earlier in this section under "Guaranteed minimum death benefit charge". This reduced charge is only available if you combine benefits with similar Roll-Up benefit bases, as described below.


Reduced charge for the Greater of 6-1/2% Roll-Up to age 85 or Annual Ratchet to age 85 Guaranteed minimum death benefit. If you elect this benefit with the Guaranteed minimum income benefit, the charge for the Guaranteed minimum death benefit is reduced to 0.75% of the Guaranteed minimum death benefit base.

If you opt to reset your Roll-Up benefit base on any contract date anniversary, we reserve the right to increase the charge for this benefit up to a maximum of 0.90%. You will be notified of the increased charge at the time we notify you of your eligibility to reset. The increased charge, if any, will apply as of the next contract date anniversary following the reset and on all contract date anniversaries thereafter.

Reduced charge for the Greater of 6% Roll-Up to age 85 or Annual Ratchet to age 85 Guaranteed minimum death benefit. If you elect this benefit with the Guaranteed minimum income benefit, the charge for the Guaranteed minimum death benefit is reduced to 0.60% of the Guaranteed minimum death benefit base.

If you opt to reset your Roll-Up benefit base on any contract date anniversary, we reserve the right to increase the charge for this benefit up to a maximum of 0.75%. You will be notified of the increased charge at the time we notify you of your eligibility to reset. The increased charge, if any, will apply as of the next contract date anniversary following the reset and on all contract date anniversaries thereafter.

Effect of dropping the Guaranteed minimum income benefit on the reduced charge. If you drop the Guaranteed minimum income benefit, we will no longer deduct the charge for that benefit, but the charge for the Guaranteed minimum death benefit may increase. If the charge for the Guaranteed minimum death benefit (without the Guaranteed minimum income benefit) when you purchase your contract is higher than the Reduced Guaranteed minimum death benefit charge we are charging you at the time you drop the Guaranteed minimum income benefit, then we will increase the Guaranteed minimum death benefit charge to that amount. We will deduct the increased charge beginning on the contract date anniversary on or following the date on which we receive your election form at our processing office in good order.



70  Charges and expenses

GREATER OF 3% ROLL-UP TO AGE 85 OR ANNUAL RATCHET TO AGE 85. If you elect this enhanced death benefit, we deduct a charge annually from your account value on each contract date anniversary for which it is in effect. The charge is equal to 0.75% of the greater of the 3% Roll-Up to age 85 or the Annual Ratchet to age 85 benefit base.

GWBL ENHANCED DEATH BENEFIT. This death benefit is only available if you elect the GWBL. If you elect this enhanced death benefit, we deduct a charge annually from your account value on each contract date anniversary. The charge is equal to 0.40% of the GWBL Enhanced death benefit base.

DEATH BENEFIT UNDER CONVERTED GWBL. If your Guaranteed minimum income benefit converts to the Guaranteed withdrawal benefit for life at age 85, we will continue to deduct the charge for the Guaranteed minimum death benefit that is in effect prior to the conversion, including any increased fees resulting from an annual ratchet.

If the Greater of 6-1/2% (or 6%) Roll-Up to age 85 or Annual Ratchet to age 85 Guaranteed minimum death benefit and the Guaranteed minimum income benefit that includes the 6-1/2% (or 6%) Roll-Up benefit base were both in effect on the Conversion effective date, the reduced charges described in "Reduced Guaranteed minimum death benefit charge" earlier in this section will continue to be in effect, as long as the Guaranteed withdrawal benefit for life continues in effect under your contract. If you subsequently drop the Guaranteed withdrawal benefit for life from your contract, we will no longer deduct the Reduced Guaranteed minimum death benefit charge from your account value, but we will deduct the Guaranteed minimum death benefit charge, as described in "Greater of 6-1/2% Roll-Up to age 85 or Annual Ratchet to age 85" or "Greater of 6% Roll-Up to age 85 or Annual Ratchet to age 85" earlier in this section. We will deduct the increased charge beginning on the contract date anniversary on or following the date on which we receive your election form at our processing office in good order. If you elect some combination of the Guaranteed minimum death benefit and Guaranteed minimum income benefit that does not qualify for the Reduced Guaranteed minimum death benefit charge, dropping the Guaranteed withdrawal benefit for life will not affect your Guaranteed minimum death benefit charge. If the contract is surrendered or annuitized or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.


STANDARD DEATH BENEFIT. There is no additional charge for the Standard death benefit.


WHEN WE DEDUCT THESE CHARGES. We will deduct these charges from your value in the variable investment options and the guaranteed interest option on a pro rata basis (see Appendix VI later in this Prospectus to see if deducting this charge from the guaranteed interest option is permitted in your state). If those amounts are insufficient, we will deduct all or a portion of these charges from the account for special money market dollar cost averaging. If the contract is surrendered or annuitized, or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

If your account value is insufficient to pay this charge, your contract will terminate without value and you will lose any applicable guaranteed benefits except as noted under "Insufficient account value" in "Determining your contract value" earlier in this Prospectus.



PRINCIPAL GUARANTEE BENEFITS CHARGE


If you purchase a PGB, we deduct a charge annually from your account value on each contract date anniversary on which you are participating in a PGB. The charge is equal 0.50% of the account value for the 100% Principal guarantee benefit and 0.75% of the account value for the 125% Principal guarantee benefit. We will continue to deduct the charge until your benefit maturity date. We will deduct this charge from your value in the AXA Allocation Portfolios and the EQ/Franklin Templeton Founding Strategy Portfolio and the guaranteed interest option (see Appendix VI later in this Prospectus to see if deducting this charge from the guaranteed interest option is permitted in your state) on a pro rata basis. If such amounts are still insufficient, we will deduct all or a portion of this charge from the account for special money market dollar cost averaging. If the contract is surrendered or annuitized or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.


If your account value is insufficient to pay this charge, your contract will terminate without value and you will lose any applicable guaranteed benefits except as noted under "Insufficient account value" in "Determining your contract value" earlier in this Prospectus.


GUARANTEED MINIMUM INCOME BENEFIT CHARGE


If you elect the Guaranteed minimum income benefit, we deduct a charge annually from your account value on each contract date anniversary until such time as you exercise the Guaranteed minimum income benefit, drop the Guaranteed minimum income benefit, elect another annuity payout option or the contract date anniversary after the owner (or older joint owner, if applicable) reaches age 85, whichever occurs first.

If you elect the Guaranteed minimum income benefit that includes the 6-1/2% Roll-Up benefit base, the charge is equal to 0.90% of the applicable benefit base on the contract date anniversary. If you elect the Guaranteed minimum income benefit that includes the 6% Roll-Up benefit base, the charge is equal to 0.75% of the applicable benefit base.

If you opt to reset your Roll-Up benefit base on any contract date anniversary, we reserve the right to increase the charge for this benefit up to a maximum of 1.20% for the benefit that includes the 6-1/2% Roll-Up benefit base or 1.05% for the benefit that includes the 6% Roll-Up benefit base. You will be notified of the increased charge at the time we notify you of your eligibility to reset. The increased charge, if any, will apply as of the next contract date anniversary following the reset and on all contract date anniversaries thereafter.

We will deduct this charge from your value in the variable investment options and the guaranteed interest option on a pro rata basis (see Appendix VI later in this Prospectus to see if deducting this charge from the guaranteed interest option is permitted in your state). If those amounts are insufficient, we will deduct all or a portion of this charge from the account for special money market dollar cost averaging. If the contract is surrendered or annuitized, or a death benefit is paid or the



                                                        Charges and expenses  71

Guaranteed minimum income benefit is dropped on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

If your account value is insufficient to pay this charge, your contract will terminate without value and you will lose any applicable guaranteed benefits except as noted under "Insufficient account value" in "Determining your contract value" earlier in this Prospectus.


EARNINGS ENHANCEMENT BENEFIT CHARGE

If you elect the Earnings enhancement benefit, we deduct a charge annually from your account value on each contract date anniversary for which it is in effect. The charge is equal to 0.35% of the account value on each contract date anniversary. We will deduct this charge from your value in the variable investment options and the guaranteed interest option on a pro rata basis. If those amounts are insufficient, we will deduct all or a portion of this charge from the account for special money market dollar cost averaging. If the contract is surrendered or annuitized or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

If your account value is insufficient to pay this charge, your contract will terminate without value and you will lose any applicable guaranteed benefits except as noted under "Insufficient account value" in "Determining your contract value" earlier in this Prospectus.


GUARANTEED WITHDRAWAL BENEFIT FOR LIFE BENEFIT CHARGE


If you elect the GWBL, we deduct a charge annually as a percentage of your GWBL benefit base on each contract date anniversary. If you elect the Single Life option, the charge is equal to 0.65%. If you elect the Joint Life option, the charge is equal to 0.80%. We will deduct this charge from your value in the AXA Allocation Portfolios and the EQ/Franklin Templeton Founding Strategy
Portfolio and the guaranteed interest option on a pro rata basis. (See
Appendix VI later in this Prospectus to see if deducting this charge from the guaranteed interest option is permitted in your state.) If such amounts are still insufficient, we will deduct all or a portion of this charge from the account for special money market dollar cost averaging. If the contract is surrendered or annuitized, or a death benefit is paid, or if the benefit is dropped, on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.


GWBL BENEFIT BASE ANNUAL RATCHET CHARGE. If your GWBL benefit base ratchets, we reserve the right to raise the charge at the time of an Annual Ratchet. The maximum charge for the GWBL Single Life option is 0.80%. The maximum charge for the Joint Life option is 0.95%. The increased charge, if any, will apply as of the contract date anniversary on which your GWBL benefit base ratchets and on all contract date anniversaries thereafter. We will permit you to opt out of the ratchet if the charge increases.

For Joint life contracts, if the successor owner or joint annuitant is dropped before the later of age 59-1/2 or when the first withdrawal is made from the contract, we will adjust the charge at that time to reflect a Single life. If the successor owner or joint annuitant is dropped after withdrawals begin and after age 59-1/2, the charge will continue based on a Joint life basis.


CONVERTED GUARANTEED WITHDRAWAL BENEFIT FOR LIFE CHARGE. If your Guaranteed minimum income benefit converts to the Guaranteed withdrawal benefit for life at age 85, we deduct a charge for the Guaranteed withdrawal benefit for life that is equal to a percentage of your GWBL benefit base. This initial percentage is equal to the percentage of your Guaranteed minimum income benefit base that we were deducting as the Guaranteed minimum income benefit charge on the Conversion effective date, but the dollar amount of the charge may be different, depending upon whether your initial GWBL benefit base is calculated using your account value or Guaranteed minimum income benefit base. See "Conversion of the Guaranteed minimum income benefit to the Guaranteed withdrawal benefit for life at age 85" in "Contract features and benefits" earlier in this Prospectus. After conversion, we deduct this charge annually from your account value on each contract date anniversary. This charge is the same for the Single life and Joint life options. This charge may increase as the result of an annual ratchet, up to a percentage equal to the maximum charge for the Guaranteed minimum income benefit that you elect. We will permit you to opt out of the ratchet if the charge increases. See "Guaranteed minimum income benefit charge" earlier in this section.

NET LOAN INTEREST CHARGE. We charge interest on loans under Rollover TSA contracts but also credit you interest on your loan reserve account. Our net loan interest charge is determined by the excess between the interest rate we charge over the interest rate we credit. See "Loans under Rollover TSA contracts" earlier in this Prospectus for more information on how the loan interest is calculated and for restrictions that may apply.



CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuity payout option. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 3.5%.


VARIABLE IMMEDIATE ANNUITY PAYOUT OPTION
ADMINISTRATIVE FEE

We currently deduct a fee of $350 from the amount to be applied to the Variable Immediate annuity payout option. This option may not be available at the time you elect to annuitize or it may have a different charge.


CHARGES THAT THE TRUSTS DEDUCT

The Trusts deduct charges for the following types of fees and expenses:

o  Management fees ranging from 0.05% to 1.40%.

o  12b-1 fees of 0.25%.

o Operating expenses, such as trustees' fees, independent public accounting firms' fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

o  Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each Portfolio. Since shares of each Trust are purchased at their net asset value, these


72  Charges and expenses
fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values. Certain Portfolios available under the contract in turn invest in shares of other Portfolios of AXA Premier VIP Trust and EQ Advisors Trust and/or other unaffiliated portfolios (collectively, the "underlying portfolios"). The underlying portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectuses for the Trusts.


GROUP OR SPONSORED ARRANGEMENTS

For certain group or sponsored arrangements, we may reduce the withdrawal charge or the mortality and expense risks charge or change the minimum initial contribution requirements. We also may change the Guaranteed minimum income benefit or the Guaranteed minimum death benefit, or offer variable investment options that invest in shares of the Trusts that are not subject to the 12b-1 fee. If permitted under the terms of our exemptive order regarding Accumulator(R) Plus(SM) bonus feature, we may also change the crediting percentage that applies to contributions. Group arrangements include those in which a trustee or an employer, for example, purchases contracts covering a group of individuals on a group basis. Group arrangements are not available for Rollover IRA and Roth Conversion IRA contracts. Sponsored arrangements include those in which an employer allows us to sell contracts to its employees or retirees on an individual basis.

Our costs for sales, administration and mortality generally vary with the size and stability of the group or sponsoring organization, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, such as requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy contracts or that have been in existence less than six months will not qualify for reduced charges.

We will make these and any similar reductions according to our rules in effect when we approve a contract for issue. We may change these rules from time to time. Any variation will reflect differences in costs or services and will not be unfairly discriminatory.

Group or sponsored arrangements may be governed by federal income tax rules, the Employee Retirement Income Security Act of 1974 ("ERISA") or both. We make no representations with regard to the impact of these and other applicable laws on such programs. We recommend that employers, trustees, and others purchasing or making contracts available for purchase under such programs seek the advice of their own legal and benefits advisers.


OTHER DISTRIBUTION ARRANGEMENTS

We may reduce or eliminate charges when sales are made in a manner that results in savings of sales and administrative expenses, such as sales through persons who are compensated by clients for recommending investments and who receive no commission or reduced commissions in connection with the sale of the contracts. We will not permit a reduction or elimination of charges where it would be unfairly discriminatory.


                                                        Charges and expenses  73